SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2012

Irsa Inversiones y Representaciones Sociedad Anónima

(Exact name of Registrant as specified in its charter)

Irsa Investments and Representations Inc.

(Translation of registrant’s name into English)

Republic of Argentina
(Jurisdiction of incorporation or organization)

Bolívar 108

(C1066AAB)

Buenos Aires, Argentina
 (Address of principal executive offices)

Form 20-F T Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No T

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA

(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is the English translation of the summary of the payment notice related to the Company’s Fixed Rate Convertible Notes in a principal amount of US$ 150,000,000, due 2020.

Irsa Inversiones y Representaciones Sociedad Anónima. (IRSA) Fixed Rate Convertible Notes in a principal amount of US$ 150,000,000, due 2020

Irsa Inversiones y Representaciones Sociedad Anónima (IRSA) informs that on January 20, 2012, will start the payment of the third installment of interests related to its Class II Notes issued on July 20, 2010.

Payment Agent:	The Bank of New York Mellon.
Date of effective payment:	January 20, 2012.
Payment Hours:	From 9:00 am to 6:00 pm, Buenos Aires Time.
Number of service to be paid:	Third installment of interests.
Period comprised by the payment:	July 20, 2011/January 20, 2012.
Concept of payment:	Interests (100%).
Payment Currency:	United State Dollars.
Capital Outstanding:	U$S 150,000,000.
Annual Nominal Interest:	11.50%.
Amount of interest being paid:	US$ 8,625,000.00.
Amortization coupon:	Not applicable.
Payment Agent in Argentina:	Banco Santander Río S.A..
Payment address:	Bartolomé Mitre 480, Buenos Aires, Argentina.

Interests will be paid to the people at whose name the Notes were registered as of January 5, 2012 in the registry held by the Register Agent.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By: /S/ Saúl Zang

Name: Saúl Zang

Title: Vice Chairman of the Board of Directors

Dated: January 25, 2012.